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EXHIBIT (a)(1)(F)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 21, 2016, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers to be designated by the Purchaser that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Alliance Fiber Optic Products, Inc.
at
$18.50 Per Share
by
Apricot Merger Company
a wholly owned subsidiary of
Corning Incorporated

        Apricot Merger Company, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Corning Incorporated, a New York corporation ("Corning"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., a Delaware corporation ("AFOP"), pursuant to the Amended and Restated Rights Agreement dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each, a "Share" and collectively, the "Shares"), of AFOP, at a price of $18.50 per Share (the "Offer Price"), net to the holder thereof in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 21, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). Tendering stockholders of AFOP who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the "Depositary"), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

        Corning and/or the Purchaser will pay all charges and expenses of the Depositary and Georgeson LLC, which is acting as information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in AFOP. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 19, 2016, UNLESS THE OFFER IS EXTENDED.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below), (2) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (3) since December 31, 2015, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on AFOP.

        The term "Minimum Condition" is defined in the Merger Agreement and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by the Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of AFOP then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of the Merger Agreement (as defined below) and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer pursuant to such procedures). For purposes of the Merger Agreement, calculations done on a fully diluted basis exclude options and other rights to acquire or obligation to issue Shares that are out of the money or not vested and exercisable. The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—"Certain Conditions of the Offer" of the Offer to Purchase.

        The purpose of the Offer is to acquire control of, and the entire equity interest in, AFOP. No appraisal rights are available to holders of Shares in connection with the Offer. If the Merger is consummated, however, each stockholder of AFOP whose Shares have not been purchased by the Purchaser pursuant to the Offer, and who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the Delaware General Corporation Law (the "DGCL"), will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 2016 (as it may be amended from time to time, the "Merger Agreement"), by and among AFOP, Corning and the Purchaser. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and pursuant to Section 251(h) of the DGCL, the Purchaser will merge with and into AFOP (the "Merger"), with AFOP continuing as the surviving corporation and a wholly owned subsidiary of Corning.

        Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of AFOP, Shares owned by Corning or any subsidiary of Corning (including the Purchaser), and Shares in respect of which appraisal rights are perfected in accordance with the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive an amount equal to the Offer Price, net to the holder thereof in cash, without interest and less any applicable withholding tax. Corning has agreed under the Merger Agreement to provide or cause to be provided to the Purchaser the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase pursuant to the Offer. The Merger Agreement is more fully described in Section 12—"Merger Agreement; Other Agreements" of the Offer to Purchase.

        The AFOP Board of Directors (the "AFOP Board") unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of AFOP and its stockholders; (ii) approved the execution, delivery and performance by AFOP of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iii) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of AFOP for the purpose of receiving payments from the Purchaser and transmitting such payments, less any applicable withholding tax, to stockholders of AFOP whose Shares have been accepted for payment. Under no circumstances will the Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

        In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "DTC")pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in connection with book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

        The Merger Agreement provides that the Purchaser will extend the Offer (i) for one or more periods of up to twenty (20) business days each if, at the then-scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied or to the extent permitted by the terms of the Merger Agreement or applicable law, waived by Corning or the Purchaser or (ii) even if the conditions to the Offer are satisfied, the Purchaser can also extend the Offer once, for a period of up to ten (10) business days if the Dow Corning Transaction (as defined in the Offer to Purchase) is not completed. The Merger Agreement also provides that the Purchaser will extend the expiration time of the Offer for any period or periods required by applicable law or any applicable rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff. In no event will the Purchaser be required to extend the Offer for any reason beyond July 15, 2016.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to May 19, 2016, the initial expiration of the Offer (including any extensions thereof).

        For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of Corning, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during any extensions thereof by following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        AFOP has provided the Purchaser with a stockholder list of AFOP and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—"Material United States Federal Income Tax Consequences" of the Offer to Purchase.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Corning's expense. Stockholders may also contact their banks, brokers, commercial banks or trust companies for assistance concerning the Offer. Corning and the Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC
480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310
Shareholders, Banks and Brokers:
Call Toll-Free: (866) 203-9357

Email: AFOP@georgeson.com

April 21, 2016

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  EXHIBIT (a)(1)(F)